Exhibit (i)(6)

[ROPES & GRAY LETTERHEAD]

February 23, 2009

HighMark Funds

350 California Street, Suite 1600

San Francisco, California 94104

Ladies and Gentlemen:

We are furnishing this opinion in connection with the proposed offer and sale by HighMark Funds, a Massachusetts business trust (the “Trust”), of shares of beneficial interest, without par value (“Shares”), of its HighMark Equity Income Fund, HighMark Geneva Growth Fund, HighMark Geneva Small Cap Growth Fund, HighMark NYSE Arca Tech 100 Index Fund and HighMark Wisconsin Tax-Exempt Fund (each a “Fund,” and collectively, the “Funds”) pursuant to the Trust’s Registration Statement on Form N1-A (the “Registration Statement”) under the Securities Act of 1933, as amended.

We are familiar with the actions taken by the trustees of the Trust to authorize the issue and sale to the public from time to time of authorized and unissued Shares of each Fund. We have examined the Trust’s declaration of trust and the amendments thereto (the “Declaration of Trust”) on file in the office of the Secretary of the Commonwealth of Massachusetts. We have also examined a copy of the Trust’s code of regulations and such other documents, receipts and records as we have deemed necessary for purposes of this opinion.

Based on the foregoing, we are of the opinion that:

1. The beneficial interest of each Fund is divided into an unlimited number of Shares.

2. The issue and sale of the authorized but unissued Shares of each Fund has been duly authorized under Massachusetts law. Upon the original issue and sale of any of such authorized but unissued Shares and upon receipt by the Trust of the authorized consideration therefor in an amount not less than the applicable net asset value, the Shares so issued will be validly issued, fully paid and non-assessable by the Trust.

HighMark Funds	- 2 -	February 23, 2009

The Trust is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in every note, bond, contract, order or other undertaking issued by or on behalf of the Trust or its trustees relating to the Trust or to any series of the Trust. The Declaration of Trust provides for indemnification out of the property of a particular series of shares for all loss and expense of any shareholder of that series held personally liable solely by reason of his or her being or having been a shareholder of that series. Thus, the risk of a shareholder incurring financial loss on account of being such a shareholder is limited to circumstances in which that series of shares itself would be unable to meet its obligations.

We consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ ROPES & GRAY LLP

Ropes & Gray LLP